                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 Information to Be Included In Statements Filed
                    Pursuant to Rule 13d-1(a) and Amendments
                    Thereto Filed Pursuant to Rule 13d-2(a)
                               (Amendment No. _)*


                          NETLIVE COMMUNICATIONS, INC,
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   641142104
-------------------------------------------------------------------------------
                                 (CUSIP Number)


    Adam Goldberg, 330 16th Street, Brooklyn, New York 11215, (212) 343-7082
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               December 10, 1998
-------------------------------------------------------------------------------

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /____/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            Page  1  of  11 Pages
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



                                  SCHEDULE 13D

--------------------                                     -----------------------
CUSIP NO. 641142104                                       PAGE  2  OF  11 PAGES
                                                              -----  -----
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

-----------------------------------------------------------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BUDBOX PTY LIMITED
-----------------------------------------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a) / X /
                                                                                                                               ---
                                                                                                                          (b) /___/
-----------------------------------------------------------------------------------------------------------------------------------
3                   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS*

                    OO (Sale of Assets of Reporting Person's Group to Subject Company)
-----------------------------------------------------------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    /___/

-----------------------------------------------------------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Australia
-----------------------------------------------------------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF
      SHARES              6,120,000
   BENEFICIALLY   -----------------------------------------------------------------------------------------------------------------
     OWNED BY      8      SHARED VOTING POWER
       EACH
    REPORTING             0
      PERSON      -----------------------------------------------------------------------------------------------------------------
       WITH        9      SOLE DISPOSITIVE POWER

                          6,120,000
                  -----------------------------------------------------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          0
-----------------------------------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,120,000
-----------------------------------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    / X /
                                                                                                                               ---

-----------------------------------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    20%
-----------------------------------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    CO
-----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                     -----------------------
CUSIP NO. 641142104                                        PAGE  3  OF 11  PAGES
                                                               -----  -----
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

------------------------------------------------------------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PLAYBYRNE INVESTMENTS PTY LIMITED
------------------------------------------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)  / X /
                                                                                                                                ---
                                                                                                                          (b)  /___/

------------------------------------------------------------------------------------------------------------------------------------
3                   SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS*

                    OO (Sale of Assets of Reporting Person's Group to Subject Company)
------------------------------------------------------------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    /___/

------------------------------------------------------------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Australia
------------------------------------------------------------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF
      SHARES              10,200,000
   BENEFICIALLY   ------------------------------------------------------------------------------------------------------------------
     OWNED BY       8     SHARED VOTING POWER
       EACH
    REPORTING             0
      PERSON      ------------------------------------------------------------------------------------------------------------------
       WITH         9     SOLE DISPOSITIVE POWER

                                     10,200,000
                  ------------------------------------------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    10,200,000
------------------------------------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    /___/

------------------------------------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Approximately   33.3%
------------------------------------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    CO
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                     -----------------------
CUSIP NO. 641142104                                       PAGE  4  OF  11 PAGES
                                                              -----  -----
--------------------                                     -----------------------


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
1                   NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWTON GRACE PTY LIMITED
------------------------------------------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)  / X /
                                                                                                                                ---
                                                                                                                          (b)  /___/

------------------------------------------------------------------------------------------------------------------------------------
3                   SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS*

                    OO (Sale of Assets of Reporting Person to Subject Company)
------------------------------------------------------------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    /___/


------------------------------------------------------------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Australia
------------------------------------------------------------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF
      SHARES             4,709,000
   BENEFICIALLY   ------------------------------------------------------------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH
    REPORTING            0
      PERSON      ------------------------------------------------------------------------------------------------------------------
       WITH         9    SOLE DISPOSITIVE POWER

                         4,709,000
                  ------------------------------------------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         0
------------------------------------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,709,000
------------------------------------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    /___/

------------------------------------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Approximately   15.4%
------------------------------------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    CO
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

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CUSIP NO. 641142104                                      PAGE  5  OF  11  PAGES
                                                             -----   -----
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

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
1                   NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GEOFFREY RUSSELL PLAYER
------------------------------------------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)  / X /
                                                                                                                                ---
                                                                                                                          (b)  /___/

------------------------------------------------------------------------------------------------------------------------------------
3                   SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS*

                    OO (Sale of Assets of Reporting Person's Group to Subject Company)
------------------------------------------------------------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    /___/

------------------------------------------------------------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Australia
------------------------------------------------------------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF
      SHARES              1,700,000
   BENEFICIALLY   ------------------------------------------------------------------------------------------------------------------
     OWNED BY       8     SHARED VOTING POWER
       EACH
    REPORTING             0
      PERSON      ------------------------------------------------------------------------------------------------------------------
       WITH         9     SOLE DISPOSITIVE POWER

                          1,700,000
                  ------------------------------------------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,700,000
------------------------------------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                    / X /
                                                                                                                               ---

------------------------------------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Approximately   5.6%
------------------------------------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    IN
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                     -----------------------
CUSIP NO. 641142104                                      PAGE  6  OF  11 PAGES
                                                             -----  -----
--------------------                                     -----------------------



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
1                   NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    VICKI GAYE PLAYER
------------------------------------------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                     (a)  / X /
                                                                                                                                ---
                                                                                                                          (b)  /___/

------------------------------------------------------------------------------------------------------------------------------------
3                   SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS*

                    OO (Sale of Assets of Reporting Person's Group to Subject Company)
------------------------------------------------------------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                    /___/

------------------------------------------------------------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Australia
------------------------------------------------------------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
    NUMBER OF
      SHARES              850,000
   BENEFICIALLY   ------------------------------------------------------------------------------------------------------------------
     OWNED BY       8     SHARED VOTING POWER
       EACH
    REPORTING             0
      PERSON      ------------------------------------------------------------------------------------------------------------------
       WITH         9     SOLE DISPOSITIVE POWER

                          850,000
                  ------------------------------------------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    850,000
------------------------------------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 / X /
                                                                                                                            ---


------------------------------------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Approximately   2.8%
------------------------------------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    IN
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER
         -------------------

      The class of securities to which this Schedule 13D relates is the common stock, par value $.0001 per share (the "Common Stock"), of NETLIVE COMMUNICATIONS, INC., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 330 16th Street, Brooklyn, New York 11215.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

      This statement is being filed by a group consisting of Budbox Pty Limited ("Budbox"), Playbyrne Investments Pty Limited ("Playbyrne"), and Newton Grace Pty Limited ("Newton Grace"), each an Australian corporation, and Geoffrey Russell Player and Vicki Gaye Player, each an Australian citizen (collectively, the "Purchasers"). Each of the Purchasers has its principal business address at 48-78 Hanna Street, Noble Park, Victoria 3174, Australia.

      Until its assets were sold to the subject company, Newton Grace was engaged in the consumer electric goods business. Budbox and Playbyrne make investments in other companies. Geoffrey Player and Vicki Gaye Player are investors who manage the affairs of Budbox, Playbyrne, and Newton Grace. Mr. Player has been elected Chief Executive Officer, President, and Director of the Issuer.

      During the past five years, none of the Purchasers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

      The source of the purchase price paid by the Purchasers for the shares of Common Stock was a portion of the consideration delivered by the Issuer's two Australian subsidiaries, Linda Industries Pty Limited ("Linda") and Modara Oaks Pty Limited ("Modara"), for the purchase (the "Asset Purchase") of the operating assets (excluding cash and certain receivables) (the "Operating Assets") and registered trade marks (the "Brand Names" and, collectively with the Operating Assets, the "Assets") of Newton Grace (one of the Purchasers). The Asset Purchase, in turn, was funded in part by a AUD $10,000,000 loan (the "Loan") from National Australia Bank Limited (the "Bank") to Linda. The Loan bears interest at a rate of 9.25% per annum and additionally requires payment of a facility fee equal to 1.10% per annum on amounts outstanding thereunder. The Loan matures on January 31, 1999, subject to extension by Linda and the Bank. The Loan is secured by liens over all of Linda's assets, a guarantee and indemnity for AUD $11,600,000 from the Issuer (including an additional AUD $1,600,000 credit line which is being provided to Linda by the Bank) supported by liens over all of the Issuer's assets, and guarantees and indemnities for AUD $11,600,000 from Newton Grace, Budbox, Modara, Playbyrne, Geoffrey Player, Vicki Player, and others, certain of which

                             Page  7  of  11  Pages
                                 -----  -----
are supported by liens over all of their respective assets, including the shares of Common Stock held by each of them.

         ITEM 4.  PURPOSE OF TRANSACTION
                  ----------------------

              On December 10, 1998, the Issuer sold, pursuant to the Agreement (as defined below), shares of its Common Stock and Preferred Stock (as defined below) which in the aggregate would equal, when fully issued and converted (as to the Preferred Stock), approximately ninety percent (90%) of the Common Stock to several Australian purchasers. Simultaneously with such purchase, the Purchasers sold all of the operating assets of a consumer electric goods business to the Issuer. The Issuer previously had ceased its historic internet call center business, and will continue this consumer electric goods business, featuring electric blankets, foot warmers, fans, kettles, jugs, stainless steel urns, steam and dry irons, toasters, hair care products, and mixers. Pursuant to these transactions, described in detail below, the Purchasers acquired control of the Issuer.

         On December 10, 1998, pursuant to an Amended and Restated Stock Purchase and Reorganization Agreement (the "Agreement") dated as of December 10, 1998 by and among the Issuer, Linda, and Modara and the Purchasers, Intercorp Group Pty Limited ("Intercorp") and Hallendon Pty Limited ("Hallendon and, collectively with Intercorp and the Purchasers, the "Buyers"), each an Australian corporation, the Issuer sold (the "NetLive Purchase") to the Buyers for $10,000,000 Australian Dollars ("AUD"), an aggregate of (i) 27,200,000 shares of the Common Stock and (ii) 3,400,000 shares of the Registrant's non-voting Series A Convertible Preferred Stock (the "Preferred Stock" and, collectively with the Common Stock, the "Acquisition Securities"). Because the Issuer does not currently have a sufficient number of authorized shares of Common Stock or Preferred Stock to issue all of the Acquisition Securities, the Issuer only was able to issue to the Buyers 13,499,359 shares of Common Stock. The Agreement provides, however, that the balance of the Acquisition Securities will be issued immediately following a proposed 3.4 for 1 reverse stock split (the "Reverse Split"). As a result, immediately following the Reverse Split the Issuer will issue the balance of the Acquisition Securities (adjusted to reflect the Reverse Split) and the Issuer then will have issued and outstanding 9,000,000 shares of Common Stock, of which the Buyers and their assignees will own 8,000,000 shares (approximately 89%), and 1,000,000 shares of Preferred Stock, which will be owned by the Purchasers. The Preferred Stock is convertible into up to 1,000,000 shares of Common Stock, so that upon conversion the Issuer would have up to 10,000,000 shares of Common Stock then issued and outstanding, of which the Buyers and their assignees would own up to 9,000,000 shares (90%).

      As soon as practicable, the Issuer intends to seek shareholder approval at a shareholders meeting for, among other items, the Reverse Split and an amendment to its certificate of incorporation to increase its authorized capital stock and to change its name.

      Simultaneously with the NetLive Purchase, Linda and Modara (the Registrant's wholly-owned Australian subsidiaries) purchased the Assets of Newton Grace (one of the Purchasers) for AUD $21,923,060.


                             Page  8  of  11  Pages
                                 -----  ------

      The Asset Purchase consisted of the purchase by Linda of the Operating Assets for AUD $16,923,060 and the purchase by Modara of the Brand Names for AUD $5,000,000. Modara, in turn, licensed the Brand Names to Linda. Linda's purchase was payable AUD $15,000,000 in cash and AUD $1,923,060 by delivery of a promissory note. The cash portion of Linda's purchase price was funded in part by a AUD $3,333,333 loan from its parent, the Issuer. Modara's purchase of the Brand Names was funded by a AUD $5,000,000 loan from its parent, the Issuer. The Issuer's loans to Linda and Modara each bear interest at 9.20% per annum and provide for a term of five years.

      The Asset Purchase was funded in part by the Loan (see Item 3 above).

      Upon closing of the NetLive Purchase, all of the Registrant's officers and directors, except for Adam Goldberg (who is remaining as Director of the Registrant), resigned. The following individuals were then elected officers and directors, to serve in such capacities until the next annual meeting of the stockholders and Board of Directors: Geoffrey Russell Player, as Chief Executive Officer, President, and Director; and Adam Goldberg, as Secretary. Messrs. Player and Goldberg are empowered to fill the five vacancies in the Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

      As of December 10, 1998, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by the Purchasers is as follows:

      a. Budbox -                    6,120,000 shares (20%). This excludes
                                     4,709,000 shares (approximately 15.4%)
                                     owned by its subsidiary, Newton Grace, of which Budbox disclaims beneficial ownership;

      b. Playbyrne -                 10,200,000 shares (approximately 33.3%);

      c. Newton Grace -              4,709,000 shares (approximately 15.4%);

      d. Geoffrey Russell Player -   1,700,00 shares (approximately 5.6%). This
                                     excludes an aggregate of 21,029,000 shares
                                     (approximately 68.7%) owned by Budbox,
                                     Playbyrne, and Newton Grace, all of which are controlled by Mr. Player, and 850,000 shares (approximately 2.8%) owned by
                                     Vicki Gaye Player, Mr. Player's wife.  Mr.
                                     Player disclaims beneficial ownership of the shares owned by Budbox, Playbyrne, Newton Grace, and Mrs. Player; and

      e. Vicki Gaye Player -         850,000 shares (approximately 2.8%). This
                                     excludes an aggregate of 21,029,000 shares
                                     (approximately 68.7%) owned by Budbox,
                                     Playbyrne, and Newton Grace, all of which are controlled by Mrs. Player, and 1,700,000 shares (approximately 5.6%) owned by Geoffrey Russell Player, Mrs.
                                     Player's husband.  Mrs. Player disclaims


                               Page  9  of  11 Pages
                                   -----  -----
                                     beneficial ownership of the shares owned by Budbox, Playbyrne, Newton Grace, and Mr. Player.

      All of the foregoing shares are expressed in pre-Reverse Split shares and assume issuance of the balance of the Acquisition Securities. Each of the Purchasers has the sole power to vote or dispose of the shares owned by it.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ----------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER
         ---------------------------

      The Purchasers' shares of Common Stock are pledged as security for the Loan made by the Bank to Linda (see Item 3 above).

      Each of the Purchasers has executed a lock-up agreement in favor of the Issuer and May Davis Group, Inc., the Issuer's underwriter, pursuant to which the Purchasers have agreed that they will not transfer their shares of Common Stock for a period of 24 months from December 10, 1998.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

      a. Agreement among the Purchasers to file a single Statement on Schedule 13D on behalf of each of them.

      b. Amended and Restated Stock Purchase and Reorganization Agreement dated as of December 10, 1998 by and among NetLive Communications, Inc., Linda Industries Pty Limited, Modara Oaks Pty Limited, Budbox Pty Limited, Playbyrne Investments Pty Limited, Newton Grace Pty Limited, Intercorp Group Pty Limited, Hallendon Pty Limited, Geoffrey Russell Player, and Vicki Gaye Player, incorporated by reference to Exhibit 2(a) to Issuer's Current Report on Form 8-K dated December 10. 1998.




                            Page  10  of  11  Pages
                                ------  ------

                                   SIGNATURES
                                   ----------


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Dated:  December 28, 1998               BUDBOX PTY LIMITED


                                        BY: /s/ Geoffrey Russell Player
                                            ---------------------------------
                                            Geoffrey Russell Player, Managing
                                            Director


Dated:  December 28, 1998               PLAYBYRNE INVESTMENTS PTY LIMITED


                                        BY: /s/ Geoffrey Russell Player
                                            ---------------------------------
                                            Geoffrey Russell Player, Director


Dated:  December 28, 1998               NEWTON GRACE PTY LIMITED


                                        BY: /s/ Geoffrey Russell Player
                                            ---------------------------------
                                            Geoffrey Russell Player, Director


Dated:  December 28, 1998                   /s/ Geoffrey Russell Player
                                            ---------------------------------
                                            Geoffrey Russell Player


Dated:  December 28, 1998                   /s/ Vicki Gaye Player
                                            ---------------------------------
                                            Vicki Gaye Player


                            Page  11  of  11  Pages
                                ------  ------